EXHIBIT 99.5

CERTIFICATION

I, Bentsur Joseph, Chief Executive Officer A2Z Smart Technologies Corp., certify that;

1.	I have reviewed this Amendment No. 2 to Annual Report on Form 40-F of A2Z Smart Technologies Corp.; and

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date:	February 28, 2023

By:	/s/ Bentsur Joseph
Name:	Bentsur Joseph
Title:	Chief Executive Officer